SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                January 15, 1999

                             Texon International plc
                 (Translation of Registrant's Name Into English)

                            SEC File Number: 1058980

                                  100 Ross Walk
                            Leicester LE4 5BX England
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  [X]   Form 40-F [  ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes [  ]         No  [  ]



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Item 4: Changes in Registrant's Certifying Accountant.

         Effective January 7, 1999, the registrant has dismissed KPMG as the registrant's independent accountant, and has retained Deloitte & Touche as the new independent accountant for the registrant. KPMG's reports on the registrant's financial statements from its date of incorporation on October 9, 1997, contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. The change of accountants was duly approved by the board of directors of the registrant. During the period from the registrant's date of incorporation through the date of dismissal there have been no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Item 7: Financial Statements, Pro Forma Financial Information and Exhibits.

The following documents are filed as Exhibits hereto:

         Exhibit 16.1 Letter from KPMG.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                              Texon International plc
                                                 (Registrant)






Date January 14, 1999                         By /s/ J. Neil Fleming
     ----------------                            -------------------------
                                                 J. Neil Fleming
                                                 Finance Director and
                                                 Chief Accounting Officer